I NVESTOR P RESENTATION July 2018 Filed by Sirius International Insurance Group, Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a - 12 under the Securities Exchange Act of 1934, as amended Filer: Sirius International Insurance Group, Ltd. Subject Company: Easterly Acquisition Corp. (SEC File No. 001 - 37522)

DISCLAIMER

IMPORTANT INFORMATION

This presentation is for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination (the "Proposed Transaction") between Easterly Acquisition Corp. ("Easterly") and Sirius International Insurance Group, Ltd. ("Sirius Group" or the "Company"). The information contained in this presentation does not purport to be all inclusive. The data contained herein is derived from various internal and external sources. The information contained in this presentation is not, and should not be assumed to be, complete and does not present all the information that investors may require or desire in considering the Proposed Transaction. It is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. Any data on past performance or modeling contained in this presentation is no indication as to future performance. Neither Easterly nor Sirius Group assume any obligation to update the information in this presentation.

No securities commission or securities regulatory authority or other authority in the United States or any other jurisdiction has in any way passed upon the merits of the Proposed Transaction or the accuracy or adequacy of this presentation.

NO OFFER OR SOLICITATION

This presentation is neither an offer to sell, nor the solicitation of an offer to sell any securities, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or in a transaction exempt from the registration requirements of that Act.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication relates to the Proposed Transaction and may be deemed to be solicitation material in respect of the Proposed Transaction. In connection with the Proposed Transaction, Sirius Group intends to file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Easterly that also includes a prospectus of Sirius Group. After the Registration Statement on Form S-4 is declared effective, Easterly will mail a proxy statement/prospectus to its stockholders in connection with Easterly's solicitation of proxies for the special meeting of Easterly stockholders to be held to approve the Proposed Transaction and related transactions. This presentation does not contain all the information that should be considered concerning the Proposed Transaction, including relevant risk factors that will be included in the proxy statement/prospectus. It is not intended to provide the basis for any investment decision or any other decision in respect to the Proposed Transaction. Easterly stockholders and other interested persons are advised to read the proxy statement/prospectus (including any documents incorporated by reference therein) when available, as these materials will contain important information about Sirius Group, Easterly, and the Proposed Transaction. Investors and stockholders can obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Easterly or Sirius Group through the web site maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the proxy statement/prospectus when available from Easterly by accessing Easterly's website at www.easterlyacquisition.com.

CERTAIN INFORMATION

This presentation includes information based on independent industry publications and other sources. Although we believe that the data presented is reliable, we have not independently verified such information. You should not construe the contents of this presentation as legal, accounting, business or tax advice and you should consult your own professional advisors as to the legal, accounting, business, tax, financial or other matters contained herein. None of Easterly, Sirius Group, nor any of their respective affiliates, directors, officers, management, employees, representatives and advisors makes any representation or warranty, express or implied, as to the accuracy or completeness of any of the information contained herein, or any other information (whether communicated in written or oral form) transmitted or made available to you.

PARTICIPANTS IN SOLICITATION

Easterly and Sirius Group, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Easterly stockholders in respect of the Proposed Transaction. Information about the directors and executive officers of Easterly and Sirius Group and more detailed information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in Sirius Group's Registration Statement on Form S-4 that will include a proxy statement of Easterly. Investors may obtain additional information about the interests of such participants by reading such proxy statement/prospectus.

FORWARD-LOOKING STATEMENTS

This presentation contains "forward-looking statements". Forward-looking statements may relate to the Proposed Transaction and any other statements relating to future results, strategy and plans of Easterly and Sirius Group (including certain projections and business trends, and statements which may be identified by the use of the words "plans," "expects" or "does not expect," "estimated," "is expected," "budget," "scheduled," "estimates," "forecasts," "intends," "anticipates" or "does not anticipate," or "believes," or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "projects", "will" or "will be taken", "occur" or "be achieved"). Forward-looking statements are based on the opinions and estimates of management of Easterly or Sirius Group, as the case may be, as of the date such statements are made, and they are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. For Sirius Group, these risks and uncertainties include, but are not limited to, its revenues and operating performance, general economic conditions, industry trends, legislation or regulatory requirements affecting the businesses in which it is engaged, management of growth, amount of redemptions, its business strategy and plans, the sufficiency of Sirius Group's asbestos and other reserves, the impact of emerging claims issues as well as other insurance and non-insurance litigation, the cost and availability of reinsurance coverage, catastrophe losses, fluctuations in insurance and reinsurance pricing, investigations or enforcement actions by governmental authorities, the result of future financing efforts and its dependence on key personnel. For Easterly, risks include, but are not limited to, the risk of significant redemptions by Easterly's stockholders, the inability to retain key personnel and the inability to obtain stockholder and regulatory approvals and to the inability to successfully close the transaction. Additional information on these and other risks that may cause actual results and performance to differ materially is included in Easterly's periodic reports filed with the SEC, including but not limited to Easterly's Form 10-K for the year ended December 31, 2017 and subsequent Forms 10-Q, and, when available, the proxy statement/prospectus. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Easterly nor Sirius Group undertakes any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PROJECTIONS

Any estimates, forecasts or projections set forth in this presentation have been prepared by Sirius Group and/or Easterly management in good faith on a basis believed to be reasonable. Such estimates, forecasts and projections involve significant elements of subjective judgment and analysis as well as risks (many of which are beyond our control). As such, no representation can be made as to the attainability of our forecasts and projections. Investors are cautioned that such estimates, forecasts or projections have not been audited and have not been prepared in conformance with generally accepted accounting principles. For a listing of risks and other factors that could impact our ability to attain our projected results, please see "Forward-Looking Statements" above. Please refer to slides 48 and 49 for key assumptions underlying projections.

USE OF NON-GAAP FINANCIAL MEASURES

This communication includes non-GAAP financial measures. Definitions of these non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included elsewhere in this communication.

2

3 T ABLE OF C ONTENTS Introduction to Sirius Group 4 Transaction Overview and Timing 27 Consolidated Financial Overview 20 Appendix 30

I NTRODUCTION TO S IRIUS G ROUP

5 ; Sirius Group CFO since 2016 ; CFO of Montpelier Re (2004 - 2008) ; First joined WTM in M&A role in 1995 Kip Oberting Chief Financial Officer ; Sirius Group CEO since 2007, Chairman since sale to CMI Group ; Returned $2.6bn capital to White Mountains under prior ownership ; Notable transactions include $3.3bn sale of FF Insurance; $1.9bn acquisition of OneBeacon Allan Waters Chairman and Chief Executive Officer I NTRODUCTION TO P RESENTERS ; Managing Principal of Easterly LLC ; Over $50bn of executed transaction value in financial services Avshalom Kalichstein Chief Executive Officer and Director ; Sirius International (Stockholm) CEO since 2014 ; Chairperson of Sirius Bermuda since 2016 ; First joined Sirius Group in 1985 Monica Cramér Manhem Chief Executive Officer, Sirius International

6 I NVESTMENT H IGHLIGHTS European, U.S., A&H, and diversifying suite of insurance and reinsurance businesses, consistently delivering average 5% combined ratio outperformance relative to industry Unique Underwriting Franchise Decades of market leadership and performance includes sticky relationships with Managing General Underwriters (MGUs) that are profit - aligned with Sirius Group; recent acquisitions position for growth Best - in - Class A&H Platform Track record of strong public company shareholder returns: proactive, owner - oriented capital management; profit - oriented underwriting culture; accretive M&A execution Proven Leadership Sirius Group is scaling up, expecting 24% earnings CAGR from 2018E – 2020E Heavy Specialty Growth Focus

7 F OUNDATION FOR O UTPERFORMANCE AND G ROWTH ; Track record of shareholder value creation – Sirius Group generated over 15% (1) annualized return to White Mountains from 2009 until 1Q16 ; Tens of billions of dollars of transactional experience in building businesses: strategic investments, pioneering sidecar and runoff transactions, divestitures, and JV’s Sirius Group punches above its weight and is positioned to scale up and grow profitably ; World - class underwriting team with proven results – Property franchise – A&H franchise ; Disciplined and opportunistic growth Superior Underwriting Franchise Global Toolkit European Paper U.S. Admitted and Non - Admitted Paper Bermudian Paper Lloyd’s Paper (1) Includes impact of WTM sale to CMIG; Operating return without impact is 13%. Proven Strategic Execution

DIFFERENTIATED BUSINESS PROFILE

Sirius Group is favorably positioned across complementary business segments

Sirius Group Reporting Segments

Global Property

- Market leading, diversified, global portfolio written in over 100 countries
- Sticky customer relationships built over several decades
- Book is protected through 14 proportional retrocession treaties targeted to selected geographies

Global A&H

- World class (re)insurance capabilities including 2 acquired MGUs, with a track record of consistent outperformance
- Wide range of specialty products with long-term partners, high persistency and outsized growth prospects

Specialty & Casualty

- Several complementary lines including: Aviation & Space, Trade Credit, Contingency, and Marine
- Contains primary growth lines: Primary Surety & Environmental and Casualty & Long-Term Life Reinsurance
- Evaluating opportunistic life reinsurance blocks sized $100mm+

Run-Off & Other (Sirius Global Solutions)

- Dedicated team with proven results acquiring and managing legacy liabilities
- Complements Sirius Group's core, shorter-tailed businesses

Gross Premiums Written


Run-Off & Other 1%
Specialty & Casualty 17%
Global A&H 27%
Global Property 55%

2018E: $1.9bn

Composite Result And Related Net Fee Income[1]


Run-Off & Other 3%
Specialty & Casualty 14%
Global A&H 29%
Global Property 54%

2018E: ~$350mm

(1) Net Premiums Earned and MGU net fee income less allocated loss and loss adjustment expenses and insurance acquisitions expenses.

Sirius Group Easterly Acquisition

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9 Sirius Group operates seamlessly around - the - world with a shared culture E XCEPTIONAL AND D IFFERENTIATED G LOBAL P LATFORM European Franchise ▪ Sirius International is a Swedish - based (re)insurance company that has been in business since 1945 ▪ Operates through a diverse branch office network (Hamburg, Liege, London, Singapore, and Zurich) that is well - known and respected internationally ▪ Includes Integrated Lloyd’s Vehicle , Sirius Syndicate 1945, with a Managing Agency in London North America & Bermuda ▪ Sirius America is a U.S. based (re)insurance company that provides admitted paper in the U.S. – Accesses Canadian and Latin American markets via Miami and Toronto offices ▪ Sirius Bermuda is the top operating (re)insurance company – Legal entity assumes intercompany reinsurance risk from subsidiaries Underwriting Culture ▪ Conservative underwriting culture ▪ Extensive and durable customer relationships lead to better pricing ▪ Superior results: overall combined ratio averaging 5% outperformance versus peers from 2009 – 2017

UNIQUE EUROPEAN FRANCHISE

Sirius Group's market-leading European (re)insurance operations distinguish it from its Bermuda peers

Stockholm-led Branch Franchise

- Sirius International is **the largest reinsurance company in Scandinavia** and a leading reinsurer in Europe
- **Highly diversified book** with **deep non-US market penetration**
- **Local branch network** generates deeper client relationships and market knowledge
- **73 year history** with client loyalty and lower price elasticity
- **GPW of $0.8bn[(1)]**
- **86% combined ratio** since 2004
- Scalable Lloyd's platform with 2018 stamp capacity of **~£102mm**



Toronto
New York
Glastonbury
Bermuda
Miami
Shanghai
Labuan
Singapore
Sydney
Stockholm
Head office
London
Hamburg
Liege
Zurich

(1) Year ended 12/31/17.

10

11 ▪ Significant focus on local and regional relationships: ‒ Over 1,800 clients in over 140 countries and with over 6,600 treaties ‒ Well diversified distribution channels providing access to business ▪ Strong, lasting partnerships: ‒ High - retention, long - term partnerships with 8 leading, profit - oriented North American MGUs ‒ In - house MGUs Armada and IMG bring Sirius Group closer to the consumer S UPERIOR D ISTRIBUTION AND L OCAL R ELATIONSHIPS Source: Company materials. (1) Europe represents Sirius International and Americas represents Sirius America and Sirius Bermuda. All figures are before int ercompany reinsurance. Overview By Geography (1) Europe 59% Americas 41% By Intermediary AON / Benfield 22% Guy Carpenter 18% WT Butler 10% Willis Group 9% Other 41% 2017 Gross Written Premiums: $1.4bn Sirius Group maintains a more diversified distribution network and is less reliant on the large brokers compared to its peers

12 Sirius Group’s 73 year history and its commitment to clients result in a book of business with high client retention P ERSISTENT AND D EEP C LIENT R ELATIONSHIPS 30% of book 20+ years 30% of book 10 - 20 years Long - Term Customer Relationships Sirius Group’s longevity and depth of client relationships are unique among Bermuda peers <10 years

Sirius Group's Strong Brand & Market Recognition

Sirius Group is respected for its deep underwriting history, broad geographical reach, and distinct distribution and specialty capabilities

Sirius Group Awards & Recognition

- **2018: Sirius International ranks #1** in Willis Re's internal qualitative index when reviewing the performance of all reinsurers active in EMEA
  - Sirius further ranked #1 on commerciality and quoting, #2 on pricing, and #7 on capacity provided in the region
- **2014: Awarded best reinsurer** (with GWP <$2bn) for innovation **in Europe** by Intelligent Insurer
- **2012: A&H survey of London** market underwriters **ranks Sirius Group as #1** (together with two other syndicates)
- **2011: Sirius International ranked #1 globally** for underwriting & customer service in Willis published qualitative index

Community Feedback

"Great partner for catastrophe business"

"Leading go-to market for A&H products"

"One of Allianz Re's top 10 capacity providers"

"Sirius is the only reinsurer on Cigna's worldwide health reinsurance program"

"WT Butler solely uses Sirius in the London market"

"Sirius is one of the main leaders for Hiscox on their proportional U.S. proportional U.S. property business influencing commission terms"

Sirius Group Easterly Acquisition
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14 Insurance Industry Average (1.5%) (2.0%) (2.8%) (3.5%) (3.9%) (4.4%) (4.6%) (4.5%) (4.3%) (3.9%) (3.4%) (3.1%) (2.7%) (2.3%) (1.3%) (0.5%) 0.4% 0.5% 1.3% 0.9% 1.2% 1.7% 1.5% 2.1% 2.4% 2.0% 1.7% 1.5% 1.2% 0.9% 0.1% 1.9% 0.0% 0.5% 1.0% 1.5% 2.0% 2.5% 3.0% Q2'14 Q3'14 Q4'14 Q1'15 Q2'15 Q3'15 Q4'15 Q1'16 Q2'16 Q3'16 Q4'16 Q1'17 Q2'17 Q3'17 Q4'17 Q1'18 S UPERIOR R ELATIONSHIPS P ROTECT M ARGIN IN S OFT M ARKETS Source: Marsh McLennan Survey and Company. Sirius Group’s long - standing client relationships, especially with local and regional clients, mute the impact of global underwriting pricing cycles on its risk portfolio Sirius Group Relative Rate Change vs. Industry: 4Q Moving Average

15 B EST - IN - C LASS A&H P LATFORM (1) Excludes transaction - related gains and expenses. Sirius Group’s unique and integrated MGU strategy has produced operational outperformance and attractive acquisition targets Pillars of Strategy Industry recognized, market leading underwriting Partnership with leading MGUs, who are profit - aligned Acquisition platform ; Global leaders for decades ; Strong underwriting & profit focus ; Products ranging from disability, travel medical, stop - loss, accident, and ex - pat health coverages written on a global basis ; Profit - oriented MGUs move to Sirius Group’s paper ; High - retention, long - term partnerships with 8 leading, profit - oriented North American MGUs ; Generates significant premium on Sirius Group’s paper ; MGUs retain a share of underwriting results to create alignment ; Activity leads to potential M&A opportunities ; 2017 IMG $20 million EBITDA (1) & $165 million premium capture ; 2017 Armada $19 million EBITDA (1) & $107 million premium capture ; More opportunities available

16 S UPERIOR G ROWTH IN U NIQUE AND S PECIALIZED C LASSES Recent and ongoing franchise investments are expected to drive significant diversifying premium growth • Property Cat Excess • Property per Risk Pro Rata • Property Direct Facultative • Agriculture • Aviation & Space • Trade Credit • Marine • Contingency • Accident & Health • MGUs • Casualty Reinsurance • Primary Surety • Primary Environmental • Long - term Life Reinsurance Capital Utilization High (driven by property) Low Low Lines of Business Growth Initiatives Core Business Proven Growth Engine

17 Global Property 51% Global A&H 24% Specialty & Casualty 25% Run - Off & Other <1% Global Property 55% Global A&H 27% Specialty & Casualty 17% Run - Off & Other 1% $1,756 $902 $854 BSCR (Pre-Diversification) Diversification Benefit Required Capital M EANINGFUL B ENEFITS OF D IVERSIFICATION (1) Sirius Bermuda, top operating company, as of 12/31/17. (2) Bermuda Solvency Capital Ratio Sirius Group offers a complementary suite of insurance products that provide diversification and capital efficiency Gross Premiums Written by Reporting Segment Capital Efficiency of Diversification (1) 49% Diversification Benefit 2018E: $1.9bn 2020E: $2.3bn (2) Only 15% of total GPW represents Property Cat

INVESTMENT PORTFOLIO

Sirius Group employs a total return, opportunistic investment approach

Current Investment Portfolio

- Currently conservatively allocated
- Bulk of the fixed income portfolio is deployed with 3rd party global managers
  - Out of $3.7 billion cash and investments, Sirius Investment Advisors "in-house" manages ~$900mm
- Duration is 2.2 years and average credit rating is AA-

Look Through Asset Allocation:



Alt. Assets 5%
Strategic & Other 4%
Public Equities 5%
Cash & Cash Equivalents 7%
Fixed Income 79%

Total: $3.7 billion(1)

Fixed Income Quality:



BBB 4%
NIG 11%
A 15%
AA 8%
AAA 62%

Target Investment Portfolio

- Ensure strong policyholder security through a high quality fixed income portfolio
- Capacity to increase exposure to strategic & risk assets relative to enterprise capacity
  - Business plan assumes total allocation of risk assets relative to Group common equity to increase up to 60% by end-of-year 2020
  - This would represent ~35% of the total investment portfolio

(1) As of 3/31/2018. Includes certain reclassifications from GAAP presentation.

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19 W ELL - P OSITIONED TO D ELIVER S HAREHOLDER V ALUE Sirius Group’s franchise is uniquely situated to scale and create shareholder value in a public setting Ongoing Franchise Evolution ▪ Proven Leadership ▪ Unique Underwriting Franchise ▪ Best - in - Class A&H Platform ▪ Heavy Specialty Growth Focus Existing Strengths ▪ Expanding underwriting teams – Emerging premiums and profitability from investments in new lines of business ▪ Proactive, owner - oriented management – Capital management strategy aligns with shareholder value creation ▪ Transformative M&A capabilities – Significant global pipeline – Flexibility to source and close more deals as a public company Highly differentiated platform with significant scarcity value in the global (re)insurance market

C ONSOLIDATED F INANCIAL O VERVIEW

CONSISTENT HIGH PERFORMANCE

Sirius Group has demonstrated consistent and prudent underwriting growth

Strong underwriting growth...



Net Earned Premium
($ in millions)
Gross Written Premium
GWP 2014A-2020E CAGR: 12.3%
$1,137
$1,161
$1,269
$1,439
$1,887
$2,065
$2,281
$874
$847
$890
$1,035
$1,253
$1,478
$1,661
2014A
2015A
2016A
2017A
2018E
2019E
2020E

...and prudent underwriting...



Combined Ratio
Avg. Combined Ratio (1)
Combined Ratio
Combined Ratio ex. Cat
89.9%
76.5%
69.8%
85.1%
82.6%
94.0%
81.8%
107.6%
82.6%
87.9%
80.1%
89.3%
79.5%
88.2%
79.3%
2014A
2015A
2016A
2017A
2018E
2019E
2020E

...driving strong ROE...



Cash ROE(2)
Normalized Operating Return(3)
16.5%
11.4%
13.7%
11.7%
7.6%
0.9%
(2.9%)
(5.9%)
9.1%
10.0%
11.8%
2014A
2015A
2016A
2017A
2018E
2019E
2020E

Average Undeployed Capital (4) ($mm):

$916	$1,063	$1,170	$790

...and Earnings



Cash Earnings(2)
($ in millions)
$186
$206
$19
($58)
$175
$217
$270
2014A
2015A
2016A
2017A
2018E
2019E
2020E

(1) Average from 2009-2017. (2) Cash earnings defined as pro-forma comprehensive "cash" net income, which excludes $15.8mm of non-cash amortization expense associated with IMG and Armada acquisitions and transaction-related expenses totaling $72mm related to CMIG acquisition of Sirius (see slide 46 reconciliation). Return on equity based on opening equity. (3) Normalized Operating Return makes adjustments for investment returns, f/x, other comprehensive income, and excess capital. All adjustments are made on an after-tax basis. Please see slide 49 for reconciliation. (4) Sirius Group's internal estimate of average undeployed capital per most conservative rating agency view, net of safety buffer of $200mm.

Sirius Group | Easterly Acquisition

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PROACTIVE CAPITAL MANAGEMENT STRATEGY

Sirius Group takes a prudent approach to baseline capital management, and takes a proactive approach to returning excess capital to shareholders

Capital Strategy

- Owner-oriented capital management
- Sirius Group anticipates deploying capital into:

Strategy	Capital Profile
Risk Assets	Medium
Long-Term Life Reinsurance	Low
Primary Direct	Low
A&H & Other Organic Growth	Low

- Anticipate a market dividend yield (~1.8% in near-term)
- Proactive and opportunistic share repurchases can add significant value over time

Key Capital and Leverage Metrics

	31-Mar-18
GAAP common equity	$1.9bn
Total GAAP Capital[1]	$3.0bn
Total Financial Leverage[1]	27%
Redundancy[2]:	
Rating Agency Excess Capital	>$0.6bn
Internal Economic Risk Capital	$1.4bn
Bermuda Solvency Capital Requirement	$1.1bn
Senior Debt	• 4.6% (USD) due 2026 • No financial covenants or mandatory deferral
Subordinated Debt (Tier 2 Capital)	• 3.6%[3] (SEK - 3 month STIBOR + 4%) due 2047 • No financial covenants; mandatory deferral in Enhanced Capital Requirement event; optional deferral

(1) GAAP capital plus $282mm GAAP Deferred Tax on Safety Reserve, consistent with Swedish regulatory treatment. (2) As of 12/31/2017. (3) Reflects rate at 3/31/2018.

Sirius Group Easterly Acquisition
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23 ROE D ECONSTRUCTION Cat Load Adjustment Underwriting Deployment ▪ 2019 cat load above 2018 projections ▪ Net earned premium momentum, +$224mm (+18%), improves operating efficiency ▪ Assumes no improvement in current pricing environment ▪ Reversal of 2018 losses due to interest rate increases ▪ Reflects incremental allocation to risk assets Investments 9.1% 10.0% (2.1%) 2.9% 2.6% (2.5%) 2018E Cash ROE Cat Load Adjustment Underwriting Deployment Investments and F/X Other 2019E Cash ROE ▪ Corporate and underwriting expenses increase at an inflationary rate Other GAAP ROE 8.3% (2.1%) 2.9% 2.6% (2.5%) 9.3% Note: Assumes no changes in current financial leverage. Return on equity based on opening equity. Projections reflect normal cou rse capital management activity (dividends and share repurchases) to manage overall capital levels within operating targets. (1) Excludes $15.8mm of non - cash amortization expense associated with IMG and Armada acquisitions . (1) (1)

SELECTED HISTORICAL AND PROJECTED OPERATING FINANCIALS

($ in millions, derived from audited financial statements)

Income Statement Items	Historical				Forecast		
	2014A	2015A	2016A	2017A	2018E	2019E	2020E
Gross Premiums Written	$1,137	$1,161	$1,269	$1,439	$1,887	$2,065	$2,281
Net Earned Premiums	874	847	890	1,035	1,253	1,478	1,661
Underwriting Profit	205	127	53	(79)	151	158	196
Investment Yield Income	41	40	56	57	45	56	57
Cash Earnings (1)	186	206	19	(58)	175	217	270
GAAP Combined Ratio	77%	85%	94%	108%	88%	89%	88%
Projected Capital Return to Shareholders (2)					$9	$71	$58

Balance Sheet Items	Historical				Forecast		
	2014A (4)	2015A	2016A	2017A	2018E	2019E	2020E
Total Cash and Investments	$3,290	$3,678	$3,815	$3,604	$3,721	$3,942	$4,226
Goodwill and Intangibles	15	10	5	617	602	586	571
Total Assets	$5,192	$5,092	$5,167	$5,824	$6,207	$6,661	$7,058
Loss and LAE reserves	$1,810	$1,644	$1,620	$1,899	$1,950	$2,178	$2,313
Debt	403	403	396	723	718	718	718
Total Liabilities	$3,179	$2,883	$2,927	$3,800	$4,052	$4,376	$4,576
Common Equity (2)	$1,763	$1,959	$1,988	$1,917	$2,155	$2,285	$2,482
Total Liabilities and Equity	5,192	5,092	5,167	5,824	6,207	6,661	7,058
Total Insurance Float (3)	$1,566	$1,357	$1,295	$1,408	$1,490	$1,565	$1,637

(1) Cash earnings defined as pro-forma comprehensive "cash" net income , which excludes $15.8mm of non-cash amortization expense associated with IMG and Armada acquisitions (see slide 46 reconciliation). (2) Forecast figures reflect projected dividends and share repurchases. (3) Standard industry definition, not audited. (4) 2014A balance sheet not audited at this level.

Sirius Group | Easterly Acquisition

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PEER GROUP OPERATIONAL BENCHMARKING

Sirius Group's growth and return profile is attractive relative to that of most of its public comparable companies



Growth
'18E-'19E Revenue Growth
16.1% Sirius Group
5.2% Peer Group Median
9.0% Hiscox
8.9% Beazley Group
8.7% Everest Re
8.3% Lancashire Holdings
5.4% Validus Holdings
4.3% XL Group
3.5% RenaissanceRe
3.5% Arch Capital Group
3.0% AXIS Capital Holdings
'18E-'19E Net Income Growth
23.6% Sirius Group (1)
7.9% Peer Group Median
30.0% Hiscox
21.3% Beazley Group
11.2% Everest Re
9.1% AXIS Capital Holdings
7.9% Validus Holdings
7.7% Arch Capital Group
7.7% Lancashire Holdings
4.1% XL Group
-3.7% RenaissanceRe
Profitability
2019E ROE
10.0% Sirius Group (1)
10.3% Peer Group Median
16.1% Beazley Group
13.7% Hiscox
12.3% Lancashire Holdings
10.7% Everest Re
10.0% Arch Capital Group
9.7% RenaissanceRe
9.4% XL Group
8.9% AXIS Capital Holdings
8.8% Validus Holdings
2019E ROATCE
12.3% Sirius Group (2)
11.3% Peer Group Median
17.7% Beazley Group
14.9% Hiscox
14.3% Lancashire Holdings
11.8% XL Group
10.8% Arch Capital Group
10.7% Everest Re
10.3% RenaissanceRe
9.9% Validus Holdings
9.6% AXIS Capital Holdings

Source: Sirius Group provided materials, FactSet, SNL, Easterly analysis. Market data as of 7/6/2018.

Note: Sirius' net income / returns above are "cash earnings", defined as pro-forma comprehensive "cash" net income, which excludes $15.8mm of non-cash amortization expense associated with IMG and Armada acquisitions (see slide 46 reconciliation). (1) If non-cash amortization expense is included, 2018E-19E Net Income Growth would be 26.0% and 2019E ROE would be 9.3%. (2) Tangible Common Equity adjusted for 6/30/2018E Deferred Tax Liability of $282mm. If non-cash amortization expense is included and Tangible Common Equity is not adjusted for the Deferred Tax Liability, 2019E ROATCE would be 13.6%.

Sirius Group | Easterly Acquisition

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26 1.05x 1.34x 2.61x 2.46x 1.53x 1.51x 1.34x 1.33x 1.21x 1.13x 1.04x Sirius Group Peer Group Median Beazley Group Hiscox Validus Holdings XL Group Arch Capital Group Lancashire Holdings RenaissanceRe Everest Re AXIS Capital Holdings 10.1x 11.8x 16.3x 15.9x 14.6x 13.6x 11.8x 11.1x 11.0x 10.5x 9.7x Sirius Group Peer Group Median Hiscox Validus Holdings XL Group Beazley Group Arch Capital Group RenaissanceRe AXIS Capital Holdings Lancashire Holdings Everest Re 1.25x 1.56x 3.54x 2.87x 2.40x 1.92x 1.56x 1.55x 1.47x 1.43x 1.19x Sirius Group Peer Group Median Hiscox Beazley Group XL Group Validus Holdings Lancashire Holdings Arch Capital Group RenaissanceRe AXIS Capital Holdings Everest Re P EER G ROUP V ALUATION B ENCHMARKING Sirius Group is offered to market at a significant discount to peers on a price / book, price / tangible common equity, and price / 2019E basis Source: Sirius Group provided materials, SNL, FactSet. Market data as of 7/6/2018. (1) Sirius Group’s multiple based on 1.05x P/BV at transaction date and adjusted for 6/30/2018E Deferred Tax Liability of $28 2mm . If Tangible Common Equity is not adjusted for the Deferred Tax Liability, Price / Pro Forma Tangible Common Equity would be 1.48x. (2) Based on “cash earnings,” defined as pro - forma comprehensive “cash” net income, which excludes $15.8mm of non - cash amortization expense associated with IMG and Armada acquisitions(see slide 46 reconciliation). If non - cash amortization expense is included, Price / 2019E Earnings would be 10.9x. Valuation Price / Book Price / Pro Forma Tangible Common Equity Price / 2019E 20% discount to peer median 14% discount to peer median 21% discount to peer median (1) (2)

T RANSACTION O VERVIEW AND T IMING

Pro Forma Ownership Summary And Sources & Uses Of Cash

(All amounts in millions, except per share amounts)

Anticipated Pro Forma Ownership at Closing[1]

	# of Pro Forma Sirius Group Shares	% of Pro Forma Sirius Group Shares
Current Sirius Group Shareholders[2]	105.6	83.3%
Easterly Public Shareholders	8.5	6.7
Easterly Sponsor	1.0	0.8
Private Placement Investors	11.7	9.3
Total	126.8	100.0

Easterly Warrants Outstanding (EACQW)

	Amount	Strike Price	Expiration	Notes
Existing Public Warrants	10.00	$11.50	5 Years	Redeemable when share price reaches $18.00

- **May tender for warrants**

Proposed Sources & Uses of Cash

Sources of Cash		*Uses of Cash*	
Easterly Cash in Trust	$147	General Corporate Purposes[4]	$337
Private Placement Proceeds[3]	203	SPAC Fees & Expenses	9
		Private Placement Fees & Expenses	4
Total Sources of Cash	**$350**	**Total Uses of Cash**	**$350**

Valuation and Share Price at Close

Valuation	
Market Capitalization	$2,196
(/) Total Pro Forma Sirius Group Shares Outstanding	126.8
Price per Share at Trust Value	$17.32

- **$17.32 represents 1.05x BV multiple in Sirius Group share equivalent**
- **In Easterly share equivalent, price per share at trust value is $10.32**
- **This represents a (21%) discount to peer median**

Source: Sirius Group provided materials. Market data as of 7/6/2018.
Note: Assumes no redemptions of Easterly common stock and subject to change depending on future redemption amounts, if any.
(1) Shares shown on a Sirius Group basis, in which Easterly shares are converted at an exchange ratio of 0.596x. (2) Assumes redemption of ABRY's Preference Shares for $95 million and redemption of CMIG shares for $250 million at the issue price of 1.05x P/B. (3) Sirius Group may increase the total amount of the private placement, depending on Easterly Cash in Trust at closing, to achieve a target public float of $350mm. (4) Sirius Group intends to use $95 million of the $350 million target proceeds to redeem ABRY's Preference Shares. If the total proceeds are less than $350 million, Sirius Group will use other internal sources to redeem ABRY's Preference Shares, which would reduce its shareholders equity at closing.

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29 I LLUSTRATIVE T RANSACTION T IMELINE Late June Transaction Announced Late July File with SEC Initial Registration Statement with Easterly Proxy Statement; Target Private Placement Subscriptions Late August Receive SEC Comments on Registration Statement; File Amended Registration Statement Mid - September Set Record Date / Shareholder Vote Date Late September Conduct Deal Roadshow; Hold Special Meeting of Easterly Shareholders; Close Deal Timeline No impediments to close: no insurance regulatory approval needed, no minimum cash condition

A PPENDIX

31 T RANSACTION S TRUCTURE The Sirius Group / Easterly merger will utilize a reverse triangular merger A subsidiary of Sirius Group merges into the SPAC and the SPAC becomes a wholly - owned subsidiary of Sirius Group SPAC shareholders exchange their shares of the SPAC for shares in Sirius Group ; Easterly shareholders receive an estimated 0.596 shares of Sirius Group per Easterly share SPAC cash is retained by the Sirius Group for general corporate purposes SPAC (U.S.) Merger Sub (U.S.) SPAC Shareholders Sirius Group Shareholders Sirius Group (Bermuda) Sirius Group lists its shares on the Nasdaq Sirius Group’s common shares listed on the Nasdaq 1 2 3 4 Transaction Steps Pro Forma Structure 1 2 3 4

PRO FORMA CORPORATE STRUCTURE


China Minsheng Investment Group Corp., Ltd. (“CMIG”) (China)
~82%(1)
Three Corporate Shareholders (each owning less than 10%)
~18%(1)
CM International Holding Pte. Ltd. (“CMIG International”) (Singapore)
~83%(2)
Former EACQ Shareholders / Private Placement Investors (3)
~17%(2)
CM Bermuda, Ltd. (“CMB”) (Bermuda)
Sirius International Insurance Group, Ltd. (Bermuda)
Easterly Acquisition Corp
Sirius International Group, Ltd. (Bermuda)
Sirius Bermuda Insurance Company (Bermuda)
Primary Insurance Supervisory Bodies:
Bermuda/ Group Supervisor: Bermuda Monetary Authority
Swedish FSA
NY Department of Financial Services
UK Prudential Regulatory Authority
Australian PRA
Hong Kong Commissioner of Insurance
Insurance Department of Tennessee
International Medical Group, Inc (United States) (IMG)
Sirius International Insurance Corporation (Sweden)
ArmadaCorp. Capital, LLC (United States
Sirius Global Solutions (United States)
Sirius America Insurance Company (United States)
Sirius Syndicate 1945
Sirius International Holdings Ltd. (Luxembourg)
Global Offices
Registrant listed on Nasdaq
Regulated Insurance Company
Managing General Agency / Underwriter

Note: Simplified organizational structure

(1) Represents ownership of CMIG International. (2) Represents ownership of Sirius Group assuming redemption of ABRY's Preference Shares for $95mm, total capital raise of $350mm, and separate redemption of CMB's shares for $250mm. (3) Includes Easterly sponsor, public shareholders, and private placement investors.

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32

Global Corporate Team

Sirius Group's management team has extensive operational and strategic experience, including executing billions of dollars of M&A transactions

- Differentiated history of operating Sirius Group and other insurance companies
- Allan Waters at GEICO, Fund American and CFO of White Mountains
- Kip Oberting at White Mountains, as CFO of Montpelier Re
- Gene Boxer as GC of Cushman & Wakefield, and a senior member of Restructuring and M&A Groups at AIG
- Neal Wasserman has led runoff transactions team since 2000
- ERM and reserving led by Jeff Davis, previous Chief Actuary for Munich Re
- Ralph Salamone oversees financial reporting, operations management, and tax planning
- Opportunistic, experienced M&A and strategic functions focused on economics and shareholder value creation
  - Billions of dollars of transactions, includes JV's, strategic investments, divestitures and pioneering sidecar and runoff transactions

	Experienced M&A and Corporate Team	Sirius Tenure	Relevant Experience	Location
	**Allan Waters**| Group Chairman & CEO	32	38	U.S./BDA
	**Kip Oberting**| Group CFO, Board Member	14	22	U.S./BDA
	**Gene Boxer**| Group General Counsel	2	19	U.S.
	**Jeff Davis**| Group Chief Actuary & CRO	10	27	U.S./BDA
	**Ralph Salamone**| Global Services President	19	26	U.S.
	**Matthew Kirk**| Investment Advisors President	16	23	U.S.
	**Michael Papamichael**| Group Planning & IR	16	16	U.S.
	**Neal Wasserman**| Global Solutions CEO	18	32	U.S.

33

GLOBAL UNDERWRITING ORGANIZATION

Sirius Group's underwriting team has years of experience both at the company and in the overall industry

- Proven (Re)insurance team with significant Sirius Group and industry experience
- Underwriting comes-first culture, team's experience, and customer relationships
  - Jan Onselius, as Group CUO, leads Sirius Group's "four eyes" process and portfolio optimization
- Average Sirius Group underwriting team tenure of **25 years** and average industry experience of **31 years** [(1)]
- Key recent hires to lead U.S. Environmental, Surety, Long-Term Life Reinsurance, and Casualty efforts
- In addition to Growth Line Managers, there are **9 branch managers** leading local offices

Experienced Underwriting Team	Sirius Tenure	(Re)insurance Experience	Location
 **Monica Cramér-Manhem**| Sirius International - President & CEO, Sirius Group Board Member	32	32	Sweden
 **Jan Onselius**| Sirius International EVP & CUO	35	35	Sweden
 **Stuart Liddell**| Global A&H Head	15	28	U.K.
 **Warren Trace**| Sirius Bermuda President & CEO	34	38	Bermuda
 **Dan Wilson**| Sirius America President & CEO	21	30	U.S.
 **Robert Harman**| Sirius International Managing Agency – CEO; London Branch Manager	11	22	U.K.

Growth Line Managers	Sirius Tenure	(Re)insurance Experience	Location
 **Robert McFadden**| Sirius America Head of US Casualty	1	29	U.S.
 **Doug Stepenosky**| Sirius America Head of US Environmental	1	22	U.S.
 **Matt Olsen**| Sirius America Head of US Surety Head of US Surety	1	19	U.S.
 **Ben Keslowitz**| Head of Long-term Life Reinsurance	1	15	U.S.

(1) Excludes tenure of recent Growth Line hires.

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35 S UPERIOR U NDERWRITING M ARGINS Historical Combined Ratio Outperformance vs. Industry Relationship - driven, granular risk portfolio, combined with prudent underwriting has delivered superior and less volatile financial results (1) Represents published industry results as per S&P’s global reinsurance highlights for Top 40 Reinsurers. 2017 reflects cur ren tly available peer set. (1) -5.0% 0.0% 5.0% 10.0% 15.0% 2009 2010 2011 2012 2013 2014 2015 2016 2017 Average Outperformance Sirius Group Reinsurance Industry Difference 2009-2017 90% 95% 5%

36 ($ in mm) 2017A 2018E 2019E 2020E Gross Written Premiums $495 $508 $517 $554 Sirius Group’s market leading Global A&H platform is a proven growth engine G LOBAL A CCIDENT & H EALTH (R E )I NSURANCE Line of Business Overview • Global leaders across the full value chain writing $508 million of premium in 2018 ‒ Global reinsurance platform, US primary direct book, 2 U.S. MGU’s (travel & supplemental health) ‒ Longevity – 50% of the book is from relationships of 10 years or more • Wide range of specialty products ‒ Products ranging from disability, travel medical, stop - loss, accident, and ex - pat health coverages written on a global basis • Long - term partners, high persistency with superior profitability • Decade of consistent outperformance • Competitive positioning and product offerings significantly enhanced by IMG and Armada acquisitions

Specialty Lines and Casualty – Growth Initiatives

Sirius Group's Specialty Lines and Casualty business segment represents attractive growth opportunities

Line of Business Overview

- **Primary Surety:** Wide variety of contracting and business bonding activities distributed through a network of third party agents
- **Primary Environmental:** Suite of products designed to cover the discovery at premises, or sudden / accidental release of environmental contaminants.
  - Team with demonstrated record of success hired from US competitor
- **Long-term Life Reinsurance:** opportunities for blocks from $100 million+
  - Focused on spread risks: builds AUM with low liability risk:
    - Structured settlements
    - Fixed and variable deferred annuities
    - Complex whole / universal life and disability
- **Casualty Reinsurance:** Treaty and excess covers
  - Float – long duration liabilities
  - Wrote $484 million GPW in largest year

Key Highlights

- Attracted superior talent and positioned for long term, profitable growth
- Complementary products increase Sirius Group's value to insurance brokerage community
- Less volatile and capital efficient
- Near-term small financial drag, long-term highly positive
- Entrepreneurial team leader joined the Life business in September 2017
- Re-entered the U.S. casualty market in 2017 as cycle turned, bringing great talent from XL Catlin
  - New leader brought success with approval by key client Security Committees such as Starr, Allied World, and AIG.

($ in mm)	2017A	2018E	2019E	2020E
Gross Written Premiums	$218	$332	$453	$564

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38 Sirius Global Solutions uniquely complements its core businesses R UN - O FF S ERVICES – S IRIUS G LOBAL S OLUTIONS Line of Business Overview Key Highlights Sirius Global Solutions: Acquire liabilities through acquisitions and LPT’s • Transaction gains generated through: ‒ Proactive claims management, policy buy - backs and commutations; ‒ Other embedded assets incl. shell/license values ‒ Float – long duration liabilities • Increasing demand for LPT’s on runoff of recent soft - market casualty portfolios • Continued focus on sourcing “below the radar” opportunities • Since 2000 when team joined, 14 deals for >40% IRR; $102 million of reserves at 3/31/2018

39 F INANCIAL S TRENGTH R ATINGS O VERVIEW ; FSR: A - ; stable outlook Sirius has a strong competitive position, in our view, mainly stemming from its geographic diversity and strong relationships with its cedants …The group's product diversity also supports our view of its strong competitive position. Key Rating Considerations ; Maintaining strong operating performance & capital position ; Continue to perform with strategic and operational strategic plans ; FSR: A ; under review + negative outlook Gross premium revenue is expected to remain resilient, supported by long - standing relationships with its cedants and growth in niche segments such as accident and health. K ey Rating Considerations ; Continued expansion of shareholder base ; Continue to perform with strategic and operational strategic plans ; FSR: A - ; stable outlook Fitch’s view of Sirius continues to reflect the company’s established reinsurance franchise, very strong long - term financial performance, reasonable financial leverage, and very strong capitalization. Key Rating Considerations ; Continued expansion of shareholder base ; Continue to perform with strategic and operational strategic plans Changes Since Public Listing Announcement: ; Outlook adjusted to “stable” Positive momentum since public listing announcement with potential further improvement upon closing

40 R EINSURANCE & R ETROCESSIONAL S TRATEGY ▪ Retrocession programs protect property, aviation, trade credit and marine exposures ▪ The majority of Sirius Group’s property catastrophe excess of loss book is protected through proportional treaties providing sidecar economics with superior tail protection. 14 longstanding individual contracts allow Sirius Group to optimize profitability by varying placements ; The proportional property program is designed to arbitrage underwriting cycles and reduce exposure both to large catastrophe losses and to a frequency of smaller loss events ; Contracts are placed with no caps on ceded aggregates or event limits resulting in uncapped vertical and unlimited sideways cover for cat, frequency and attrition providing superior protection for remote tail risk and non - modelled perils - A total of $2.8bn in ceded aggregate limits excluding reinstatements. ; Provides stable, cost effective capacity in peak zones and the ability to maintain a strong foot print in markets in soft underwriting cycles by enhancing market profile and demonstrate underwriting capability, continuity and brand ; Diversifies the inwards account, while placing proportional treaties on an undiversified basis to maximize profit commission generating significant risk free commissions ▪ Augments the pro rata program with purchases of XOL protections and opportunistic purchases of industry loss warranties ('ILW/ILS’) Key Elements of Reinsurance & Retrocessional Strategy Robust reinsurance and retrocessional strategy to optimize risk - adjusted underwriting returns

NATURAL CATASTROPHES – PML SUMMARY

Sirius Group manages its overall natural catastrophe and single risk exposure levels to balance underwriting profitability and protection of the ongoing franchise in response to outsized industry events

- 2017 Global Cat Losses of $259mm[1]
- Of the Cat losses, $208mm were attributable to Hurricanes Harvey, Irma and Maria
  - Sirius Group's net losses represent only 0.2% of estimated $100bn of industry losses for these events

Sirius International Insurance Group, Ltd.
Net PML Comparison

(Data at 1/1/18 and $ in millions)		Return Period[2] 25 Year	100 Year	250 Year
Global	Global Annual Aggregate	$432	$678	$809
	Global Wind Occurrence	202	428	557
	Global Earthquake Occurrence	141	342	516
United States	US Southeast Occurrence	83	305	473
	US Northeast Occurrence	23	137	291
	California Earthquake Occurrence	27	247	463
Europe	Europe Wind Occurrence	69	169	241
Asia	Japan Wind Occurrence	30	131	166
	Japan Earthquake Occurrence	30	61	115
Rest of World	Latin America Earthquake Occurrence	39	105	176

Note: Net losses are after reinsurance recoveries and reinstatement premiums and before tax, consistent with peer catastrophe loss disclosures.
(1) Net of reinsurance, excluding reinstatement premiums. (2) All data is presented on an net occurrence basis except Global Aggregate.

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42 L OSS RESERVING PHILOSOPHY Source: Company materials. Note: (1) 2009 - 2011 excludes Esurance. (2) Sirius Group does not include any provision for future (un)favorable reserve developm ent in its financial forecasts. 1 Loss ratios for most recent underwriting years generally booked to highest of plan, pricing, and projected Annual year - end analysis performed by internal Actuarial in consultation with Underwriting and Claims staff ‒ 100% of gross and net liabilities ‒ Supplemented with independent analysis and review performed by PWC as part of audit 3 Quarterly internal reviews and monitoring by Actuarial in consultation with Underwriting and Claims staff ‒ Comprises 95% of gross and net liabilities ‒ Results reviewed by Group Chief Actuary 2 Independent consultants used for: ‒ Periodic ground up analysis of asbestos exposure ‒ Special liabilities such as primary workers compensation claims and Latin America surety ‒ Periodic independent review for risk management purposes and Board reporting 4 $30 $57 $47 $34 $48 $98 $51 $64 $1 $14 2009A 2010A 2011A 2012A 2013A 2014A 2015A 2016A 2017A 2018E Historical Loss Reserve Release (1) ($ in millions) Management books reserves conservatively in keeping with its core principle to maintain a disciplined balance sheet (2)

43 S IRIUS G ROUP T AX P OSTURE ; The Safety Reserve concept is unique to Sweden and was established to enhance the financial strength of Swedish insurance companies through the build - up of regulatory capital to support policyholder claims. Swedish tax law permits Swedish insurance companies to transfer pre - tax amounts into an untaxed reserve referred to as the Safety Reserve ; The Safety Reserve can only be utilized to offset technical underwriting losses or in rare circumstances as laid out in regulations with special approval from the Swedish Financial Supervisory Authority (FSA) to offset any other losses. Otherwise, the Safety Reserve can only be released and distributed (with related taxes being paid) if regulatory prescribed minimum levels of premium and loss reserves are not maintained ; Under Swedish GAAP, the Safety Reserve is a segregated component of Sirius International’s balance sheet. For Solvency II purposes, 100% of the Safety Reserve is recognized as Tier 1 Capital. Under IFRS and U.S GAAP, an amount equal to the Safety Reserve, net of a related deferred tax liability is included in equity. Swedish Safety Reserve Tax Posture ; The global legal entity structure includes tax - efficient holding companies in Bermuda and the United Kingdom ; Historically, the group’s cash taxes have trended well below US GAAP taxes because of deferred tax assets (e.g. tax loss carryforwards that reduce income subject to cash tax) and the Swedish Safety Reserve (described to the right) ; The group is positioned to take advantage of the downward trend in applicable corporate tax rates ; Ongoing tax planning includes further optimization of our global legal and operating structure and deferred tax assets, as well as continued adaptation to the new tax laws in the US and other countries Sirius Group’s tax efficiency is enhanced by its global legal and operating structure, deferred tax assets, and Safety Reserve

INDEPENDENT BOARD GOVERNANCE

Sirius Group's corporate governance to be enhanced by the transaction

Current

- Sirius Group's existing Board and governance structures are consistent with that of a public company
- Board has 3 members of management, 2 independent directors and 1 CMIG representative

Member	Background
Allan Waters (Chairman)	President and CEO, Sirius Group
Sandy Frucher (Independent)	Vice Chairman, The Nasdaq OMX Group
Robert Friedman (Independent)	Formerly CIO, Franklin Templeton Funds
Liao (Laurence) Feng	CEO, CMIG International
Monica Cramér Manhem	CEO, Sirius International Insurance Corporation
Kernan (Kip) Oberting	CFO, Sirius Group

Post-Transaction

- Full Nasdaq independence listing standards (will not utilize available "Controlled Company" or "Foreign Private Issuer" exceptions)
- Will have a majority of independent directors and independent committees
  - Given expedited time frame to close, may take advantage of Nasdaq's transitional provisions that allow up to one year to satisfy "independent directors" listing standards
- Will maintain an Audit & Risk Management Committee, Compensation Committee, and Governance and Nominating Committee composed of independent directors

Nasdaq listing standards will enhance Sirius Group's existing Independent Board Governance

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CMIG Overview

CMIG's partnership with Sirius Group has benefited the organization and provided access to Asian opportunities

- China's largest investment company, CMIG was founded in 2014 by Chairman Dong Wenbiao, former Chairman of China Minsheng Bank, China's largest private bank
- Provides direct insight into the Asian capital markets and related investment opportunities
- Invests directly and alongside partners into industrial & financial services businesses
- CMIG's extensive network allows Sirius Group to tap into Asia market for financing at attractive terms

CMI Global Advisory Council – Noted Members



Romano Prodi

Former President of the European Commission; Former Prime Minister of Italy



Dominique De Villepin

Former Prime Minister of France



Marek Belka

Former Prime Minister Of Poland



Seung Yu Kim

Former Chairman of Hana Financial Group Inc.



Stephen A. Orlins

President of National Committee on United States-China Relations



Ronald Dennis

Chairman of British East Asia Council Chairman of the McLaren Group



Prof. Dr. H C Roland Berger

Founder and Honorary Chairman of Roland Berger Strategy Consultants



Stephen Roach

Former Chairman of Morgan Stanley Asia



Robert Engle

2003 Nobel Laureate in Economics

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46 Forecast 2015A 2016A 2017A Net Earned Premiums $847 $890 $1,035 Total Net Investment Return (incl. f/x) 263 95 28 Other Revenues (2) 9 71 Total Revenue $1,107 $995 $1,134 Loss and Loss Adjustment Expenses $423 $519 $811 Insurance Acquisitions Expenses 190 210 197 Other Underwriting Expenses 108 107 106 General & Administrative Expenses 27 85 92 Interest and Other Expenses 27 35 38 Income Tax Expense 47 (7) 26 Net Income $286 $45 ($136) Noncontrolling Interests and Other 5 (13) (20) Net Income to Common $291 $33 ($156) Other Comprehensive Income / (Loss) ($95) ($66) $72 Comprehensive Income to Common 196 (34) (84) adjust: one time non-recurring CMIG/WTM expenses 10 52 11 adjust: non-cash amortization expenses -- -- 15 Pro-Forma Comprehensive "Cash" Net Income $206 $19 ($58) Loss & LAE Ratio 50% 58% 78% Acquisition Expense Ratio 22 24 19 Other Underwriting Expense Ratio 13 12 10 GAAP Combined Ratio 85% 94% 108% H ISTORICAL I NCOME S TATEMENT (U.S. GAAP, $ in millions, derived from audited financial statements except adjustments)

47 2015A 2016A 2017A Cash and Investments $3,678 $3,815 $3,604 Premiums Receivable 324 395 544 Reinsurance Recoverable 293 309 337 Deferred Acquisition Costs 75 85 121 Deferred Tax Asset 276 279 244 Goodwill and Intangibles 10 5 617 Other Assets 436 280 356 Total Assets $5,092 $5,167 $5,824 Loss and LAE reserves $1,644 $1,620 $1,899 Unearned Premiums 342 398 507 Debt 403 396 723 Deferred Tax Liability 264 240 282 Other Liabilities 230 273 390 Total Liabilities $2,883 $2,927 $3,800 Mezzanine Equity - - $106 Minority Interests 250 251 - Common Equity 1,959 1,988 1,917 Total Liabilities and Equity $5,092 $5,167 $5,824 GAAP Total Financial Leverage 25% 25% 30% H ISTORICAL B ALANCE S HEET (U.S. GAAP, $ in millions, derived from audited financial statements)

Financial Projections: Key Assumptions

1 **Premium Growth**

- Organic growth in core business lines as well as the roll-out of strategic growth initiatives
- The financial plan does not incorporate the impact of any Life Reinsurance transactions

2 **Underwriting Assumptions**

- The outer periods do not reflect a change in the (Re)insurance pricing environment
- Changes to the loss ratio are driven by changes in business mix particularly as Sirius Group builds up the U.S. casualty portfolio
- The increase from 2018 reflects the pricing of a load for median expected catastrophe losses

3 **Investment Assumptions**

	Allocation			Returns		
Investment asset composition:	2018	2019	2020	2018	2019	2020
cash, short-term & money markets	$ 472	$ 322	$ 222	0.5%	0.5%	0.5%
fixed income securities	2,507	2,543	2,602	2.1%	2.1%	2.1%
equities and alternatives	742	1,077	1,402	7.1%	7.2%	7.2%
total investment assets	$ 3,721	$ 3,942	$ 4,226	2.6%	3.1%	3.6%

4 **Other Assumptions**

- Corporate and internal underwriting expenses increase at an inflationary rate
- Long-term compensation is at target levels and does not include any change in structure from the contemplated transaction
- Annual $10m of pre-tax transaction related gains from purchasing runoff liabilities at a discount to book by Sirius Global Solutions
- Sirius Group is the accounting acquiror in this transaction
- No changes have been made to Sirius Group's historical accounting methods and no goodwill or intangibles impairments over the projection periods

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Financial Projections: Key Assumptions (Cont.)

Pro Forma Earnings Reconciliation	2014	2015	2016	2017
Sirius Group GAAP after-tax comprehensive income / (loss)	$ 186	$ 196	$ (34)	$ (84)
Adjust: removal of one-time WTM/CMIG costs	-	10	52	11
Adjust: non-cash PGAAP amortization expense	-	-	-	15
Sub-total, adjusted GAAP after-tax comprehensive income	186	206	19	(58)
Remove actual investment, f/x and oci results	(85)	(126)	(12)	(94)
Add total investment return, net of excess capital	67	55	57	72
Adjustment to financing costs on capital structure	16	18	28	13
After-tax adjusted pro forma comprehensive income / (loss)	$ 184	$ 152	$ 91	$ (68)
Opening GAAP common equity	$ 1,627	$ 1,763	$ 1,959	$ 1,988
Remove excess capital, net of internal safety margin	(513)	(651)	(762)	(835)
Adjusted opening common equity	$ 1,114	$ 1,112	$ 1,197	$ 1,153
Normalized Operating Return	16.5%	13.7%	7.6%	(5.9%)

Methodology for Adjustments to GAAP

- Actual investment results, foreign exchange and other comprehensive income or losses are removed from the GAAP results and replaced with a total investment return assumption, described below.
- Total investment return is based upon the opening period Ten Year U.S. Treasury Rate plus 100 basis points, net of estimated investment expense equal to 20 basis points.
- GAAP common equity used for returns is adjusted to reflect the removal of rating agency excess capital using the S&P "AA" Capital Adequacy Model net of an internal safety margin.
- The internal safety margin used for all periods is $200m which reflects a buffer above the most conservative rating agency view. This is intended to protect against volatility in earnings resulting from stress scenarios.
- Excess capital is removed from the capital structure pro rata among debt, preference shares, and equity to maintain a consistent level of financial leverage. As such, the financing costs are applied to the adjusted financial leverage.
- All adjustments are made on an after-tax basis using an effective tax rate that reflects the key operating jurisdictions of Sweden, U.S., Luxembourg and Bermuda.

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